[Chapman and Cutler LLP Letterhead]

January 12, 2024

VIA EDGAR CORRESPONDENCE

Valerie Lithotomos
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Ms. Lithotomos:

This letter responds to your comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 26, 2023 (the “Registration Statement”). The Registration Statement relates to the Amplify Etho Climate Leadership U.S. ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please confirm the Registrant intends to enter into a license agreement with the Index Provider to continue use of the Index.

Response to Comment 1

The Registrant confirms it will enter into an Index license agreement with the Index Provider.

Comment 2 – Investment Objective.

The Staff notes that the investment objective states, “The Amplify Etho Climate Leadership U.S. ETF seeks investment results that generally correspond (before fees and expenses) to the total return performance of the Etho Climate Leadership Index – US (the “Index”).” Please change “correspond” to “correlate” as the Staff believes “correlate” is a more accurate term.

Response to Comment 2

The disclosure has been revised in accordance with the Staff’s comment.

Comment 3 – Principal Investment Strategies

Please provide to the Staff a copy of the Index methodology white paper.

Response to Comment 3

The Fund will provide the Staff a copy of the Index methodology under separate cover.

Comment 4 – Principal Investment Strategies

Please specify what securities are included in the 20% bucket. If the Fund intends to invest in derivatives as part of the 20% bucket, please ensure enough specificity in the risk disclosure with respect to derivatives.

Response to Comment 4

The Fund points the Staff to the first paragraph under “Principal Investment Strategies,” which includes the following disclosure: “The Fund may invest up to 20% of its total assets in equity securities that are not in the Fund’s Index to the extent that the Adviser believes such investments should help the Fund’s overall portfolio to provide returns substantially similar to the Index.” The Fund supplementally confirms that it does not intend use the 20% bucket to invest in derivatives.

Comment 5 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. The Staff requests the Fund list its principal risks in the order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risk Disclosure.

Response to Comment 5

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 6 – Principal Risks

Please confirm whether an “Index Provider Risk” should be included in the Principal Risks.

Response to Comment 6

In accordance with the Staff’s comment, the following disclosure has been added to the Fund’s prospectus:

Index Provider Risk. The Fund seeks to achieve returns that generally correlate, before fees and expenses, to the performance of the Index, as published by their Index Provider. There is no assurance that the Index Provider will compile the Index accurately, or that the Index will be determined, composed or calculated accurately. The composition of the Index is heavily dependent on information and data supplied by third parties over which the Adviser has no or limited ability to oversee. While the Index Provider gives descriptions of what the Index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in its indices, and it does not guarantee that its Index will be in line with its methodology. Because of this, if the composition of the Index reflects any errors, the Fund’s portfolio can be expected to also reflect the errors.

Comment 7 – Exhibits

The Registrant should include index license or sub-license agreements to which the Fund is a party as an exhibit to the Registration Statement, as applicable, as such contract would be considered an other material contract pursuant to Item 28(h) of Form N-1A.

Response to Comment 7

The Fund respectfully declines to file the Index licensing agreement as an exhibit to the Registration Statement as it is an agreement between the Adviser and the Index Provider to which the Fund is not a party. However, the Fund will file the Index sub-licensing agreement between the Fund and the Adviser.

Comment 8– Exhibits

Given that financials are included in the Registration Statement, please include Exhibit J (Auditor’s Consent) as an Exhibit to the Registration Statement.

Response to Comment 8

The Fund confirms that the Independent Auditor’s consent will be included as an Exhibit to the Registration Statement.

Comment 9 – Exhibits

The Staff notes that the referenced Powers of Attorney are almost 8 years old. The Staff requests the Registrant provide updated Powers of Attorney.

Response to Comment 9

Pursuant to the Staff’s request, updated Powers of Attorney will be filed with the Registration Statement.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren